18005109

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8-53361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ross Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

424 Madison Avenue - 14th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman E. Ross — 212-582-2524
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners LLC
(Name – *if individual, state last, first, middle name*)

733 Route 35 N, Suite A	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Norman E. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ross Securities Corp, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

HYEKYUNG C. CARRERO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CA6075875
My Commission Expires September 02, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSS SECURITIES CORPORATION
Table of Contents

FORM X-17A-5 – PART III

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Ross Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ross Securities Corporation as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ross Securities Corporation as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ross Securities Corporation's management. Our responsibility is to express an opinion on Ross Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ross Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Ross Securities Corporation's financial statements. The supplemental information is the responsibility of Ross Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners, LLC

We have served as Ross Securities Corporation's auditor since 2011.

New York, New York
February 28, 2018

Offices:
Maryland
New York City
Long Island
New Jersey

ROSS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash	$	31,108
Prepaid expense		3,618
TOTAL ASSETS	$	34,726
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accounts payable	$	3,546
Accrued expenses		945
Total Liabilities		4,491
Shareholders' Equity		
Common stock - 1,000 shares authorized, 100 shares issued and outstanding		15,700
Additional paid-in capital		75,945
Accumulated deficit		(61,410)
Total Shareholders' Equity		30,235
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	34,726

The accompanying notes are an integral part of this financial statements.

ROSS SECURITIES CORPORATION
STATEMENT OF INCOME
DECEMBER 31, 2017

Revenue		
Commissions revenue	$	40,693
Other		1,120
Total revenue		41,813
Expenses		
Salaries		5,898
Dues and licenses		4,620
Rent		5,527
Professional services		18,110
General and administrative		3,515
Total expenses		37,670
Net Income	$	4,143

The accompanying notes are an integral part of this financial statements.

ROSS SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
DECEMBER 31, 2017

	Common Stock		Additional Paid-in	Accumulated	Total Shareholders'
	Shares	Amount	Capital	Deficit	Equity
Balances, December 31, 2016	100	$ 15,700	$ 65,945	$ (65,553)	$ 16,092
Capital contributions - cash	-	-	10,000	-	10,000
Net income	-	-	-	4,143	4,143
Balances, December 31, 2017	100	$ 15,700	$ 75,945	$ (61,410)	$ 30,235

The accompanying notes are an integral part of this financial statements.

ROSS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
DECEMBER 31, 2017

Cash flows from operating activities:		
Net income	$	4,143
Adjustments to reconcile net income to net cash used in operating activities:		
Net change in operating assets and liabilities:		
Increase in prepaid expense		(649)
Decrease in accounts payable		(5,117)
Decrease in accrued expenses		(4,055)
Net cash used in operating activities		(5,678)
Cash flows from investing activities:		
Capital contributions		10,000
Net increase in cash		4,322
Cash, beginning of year		26,786
Cash, end of year	$	31,108

The accompanying notes are an integral part of this financial statements.

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Ross Securities Corporation (the "Company") was incorporated on September 11, 2000 in the state of New York and operates as a limited broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory, Inc. ("FINRA"). The Company is privately owned and engages in the business of selling variable life insurance policies, variable annuities and private placements.

The Company operates completely pursuant to the exempted provisions of SEC Rule 15c3-3 of the Securities and Exchange Commission. The Company does not receive, hold or owe customer funds or securities or carry customer accounts or trade securities other than on an agency or riskless principal basis. The Company earns its commissions directly from insurance carriers. Additionally, the Company is exempt from membership in the Securities Investor Protection Corporation under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 since its business consists exclusively of the sale of variable products and private placements.

(b) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(c) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(e) INCOME TAXES

A deferred tax asset has not been recorded for the benefit of the Company's operating loss since management is not able to conclude that it is more likely than not to be ultimately realized. The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files tax returns in the U.S. Federal jurisdiction and applicable states. The Company has no open years prior to 2014 and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

(f) REVENUE RECOGNITION

The Company records commission income when annual premiums are received by the insurance carriers and the commissions are paid to the Company.

Private placement revenue is recorded when the transaction is complete and the revenue is earned. The corresponding private placement expense is recorded at the same time as the related revenue.

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) SUBSEQUENT EVENTS

For the year ended December 31, 2017, the Company has evaluated subsequent events for potential recognition or disclosure through February 28, 2018, the date the financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company had net capital and net capital requirements of $26,617 and $5,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2017, the Company's net capital ratio was .17 to 1.

Note 3. CONCENTRATION OF RISK

The Company maintains its cash at a reputable financial institution, which at times may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Note 4. COMMITMENTS AND CONTINGENCIES

The Company has an expense sharing arrangement with an affiliated company. Operating expenses are allocated to the Company on a monthly basis and are calculated on usage.

In addition, the Company could become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies, subject to normal deductibles, and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 5. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial instruments, including cash, prepaid expenses, accounts payable, and accrued expenses are carried at amounts that approximate fair value due to their short-term nature.

SUPPLEMENTARY INFORMATION

ROSS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1 OF THE SEC
DECEMBER 31, 2017

Credit:		
Shareholders' Equity	$	30,235
Debits:		
Nonallowable assets:		
Prepaid expense		3,618
Total debits		3,618
Net capital before haircuts		26,617
Haircuts on securities positions		-
Net Capital		26,617
Minimum requirements of 6-2/3% of aggregate indebtedness of $4,491 or SEC requirement of $5,000, whichever is greater		5,000
Excess net capital	$	21,617
Aggregate Indebtedness:		
Accounts payable	$	3,546
Accrued expenses		945
Total aggregate indebtedness	$	4,491
Ratio of Aggregate Indebtedness to Net Capital		0.17 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2017.

The accompanying notes are an integral part of this financial computation.

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Shareholders
of Ross Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ross Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ross Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisions) and (2) Ross Securities Corporation stated that Ross Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Ross Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ross Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners, LLC

New York, New York
February 28, 2018

Offices:
Maryland
New York City
Long Island
New Jersey

Ross Securities Corporation

424 Madison Avenue
14th Floor
New York, New York 10017
Tel 212 582 2524
Fax 212 315 4274

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3(k)(1)

Ross Securities Corporation, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company claimed an exemption under 17 C.F.R §240.15c3-3(k)(1).

(2) The Company met the exemption under 17 C.F.R §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

I, Norman Ross, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

By: ______________________
Title: President

February 27, 2018

cc: William Steinberg. Compliance Officer
Adeptus Partners, LLC
Randy Stouber, FinOp

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Shareholders
of Ross Securities Corporation

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Ross Securities Corporation for the year ended December 31, 2017, which were agreed to by Ross Securities Corporation and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating Ross Securities Corporation's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2017 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). Ross Securities Corporation's management is responsible for Ross Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Ross Securities Corporation for the year ended December 31, 2017 to the total revenues in Ross Securities Corporation's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Ross Securities Corporation for the year ended December 31, 2017 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Ross Securities Corporation for the year ended December 31, 2017 and in the related schedules and workpapers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Ross Securities Corporation's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners, LLC

New York, New York
February 28, 2018

Offices:
Maryland
New York City
Long Island
New Jersey